United States securities and exchange commission logo





                              April 5, 2021

       Brian Shure
       Chief Financial Officer
       Lowell Farms Inc.
       19 Quail Run Circle, Suite B
       Salinas, CA 93907

                                                        Re: Lowell Farms Inc.
                                                            Registration
Statement on Form 10
                                                            Filed March 9, 2021
                                                            File No. 000-56254

       Dear Mr. Shure:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed March 9, 2021

       Item 1. Business, page 1

   1. Please revise your Business section to differentiate between product offerings and activities (including
cultivation, extraction, manufacturing, and distribution) that you were involved in both prior
to and after your acquisition of Lowell, given that the acquisition did not take effect
until February 2021 and has not yet been reflected in your financial statements.
       Recent Developments, page 5

   2. Revise to clarify which entity issued the Subordinate Voting Shares and warrants in the
                                                        December 2020 unit
offering (currently trading in Canada).
 Brian Shure
FirstName   LastNameBrian Shure
Lowell Farms   Inc.
Comapany
April       NameLowell Farms Inc.
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName
Organizational Chart, page 6

3. Provide context to the chart by identifying the purpose or main business of each subsidiary. Revise the chart to depict the class of stock being registered in this registration statement. Revise the chart to include all classes of stock outstanding that are described on page 5, including the Class B shares, Class C shares, and the Super Voting
         Shares.
U.S. Cannabis Market, page 7

4.       You state that    almost a quarter of the [United States] population
lives in states where
         [cannabis] is fully legalized for adult use.    Revise to clarify in
what way marijuana is
            fully legal    in any state where those states fall within the
jurisdiction of the federal
         government.
5. We note the disclosure addressing the use of cannabis for medical applications, including to treat pain and muscle spasms. Please revise to disclose the effect of the United States
         Food and Drug Administration's regulation on your business, including the requirement for FDA approval, the nature and duration of the FDA approval process, the regulation of manufacturing and labeling, post-market approval reporting and record keeping, and the regulation of the advertising and promotion. Also include a discussion of potential sanctions for non-compliance with FDA regulation.
6. We note the hyperlinks to the articles you cite. Please note that when an issuer includes an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-
         42728 for further guidance regarding the use of hyperlinks in your document.
Intellectual Property, page 9

7. Clarify the extent to which your intellectual property rights are enforceable where cannabis remains illegal under U.S. federal law.
Item 1A. Risk Factors
Risks Related to Our Business and Industry, page 21

8.       In the first risk factor, you mention that    shareholders may be left
to defend any criminal
         charges against them at their own expense and, if convicted, be sent to federal prison, without clearly stating the risk that shareholders could be charged with federal crimes simply by their activity as shareholders. Revise to make this risk clear.
Risks Related to the Securities of the Company, page 35

9. We note that Section 26.1 of your articles of incorporation provides that the Supreme
         Court of the Province of British Columbia, Canada and the appellate Courts therefrom are
 Brian Shure
Lowell Farms Inc.
April 5, 2021
Page 3
         the sole and exclusive forum for any derivative action brought on behalf of the company.
         Please disclose in your Risk Factors section and in your Description of Registrant's
         Securities to be Registered whether this provision applies to actions arising under the
         Exchange Act and the Securities Act. If so, please address the uncertainty as to whether a court would enforce such provision, and state that stockholders will not be deemed to have waived the company's compliance with federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the
         Exchange Act and the Securities Act, please also ensure that the disclosure in your Risk
         Factors and Description of Registrant's Securities to be Registered sections and the exclusive forum provision in your articles state this clearly. In addition, in your Risk
         Factors section, please disclose the material risks to investors caused by your exclusive forum provision.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliations of Non-GAAP Financial and Performance Measures, page 40

10. You disclose that adjusted EBITDA and working capital are not measures of financial performance under GAAP. Please revise to explain how management utilizes these measures and why such measures provide useful information.
Revenue, page 41

11. You present three categories of revenue (owned, agency and distributed). Please revise to separately discuss the period-over-period change in each revenue category. Instances where you identify multiple contributing factors for a change in revenue, please quantify the impact of each material factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303 of Regulation S-
         K and Section III.D of SEC Release No. 33-6835.
Results of Operations
Cost of Sales, Gross Profit and Gross Margin, page 42

12. You present two categories of cost of goods sold (product cost and agency brand manufacturing) and you discuss the components of each category, but didn t provide sufficient detail to understand the change in each category period-over-period. Please revise to separately discuss the period-over-period change in each cost of goods sold category. Instances where you identify multiple contributing factors for a change in cost of goods sold, please quantify the impact of each material factor that you discuss to
FirstName LastNameBrian Shure
       provide better insight into the underlying reasons behind the changes in your results. Refer
Comapany    NameLowell
       to Item             Farms Inc.
               303 of Regulation   S-K and Section III.D of SEC Release No.
33-6835.
April 5, 2021 Page 3
FirstName LastName
 Brian Shure
FirstName   LastNameBrian Shure
Lowell Farms   Inc.
Comapany
April       NameLowell Farms Inc.
       5, 2021
April 45, 2021 Page 4
Page
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 51

13. Tell us why you believe beneficial ownership of the shares subject to the voting agreement between Mr. Weakley and the convertible debenture holders should not be attributed to both parties in the beneficial ownership table, as disclosed in the last sentence on page 51.
Item 7. Certain Relationships and Related Transactions and Director Independence, page 58

14.      Tell us whether Edible Management   s    assets, liabilities, rights
and obligations    netted to
         the equivalent of    nominal consideration,    and if not, the
circumstances of that transfer,
         and whether any valuation was conducted by an independent party. If a valuation was performed, disclose the valuation. Clarify what you mean by pass-through of costs.
15. Revise to disclose the parties to and the material terms of the voting agreement between
         Mr. Weakley and the investors in the Convertible Debenture Offering.
Item 9. Market Price of and Dividends on the Registrants Common Equity and
Related
Stockholder Matters, page 59

16. Here you disclose over the counter trading in the United States for shares traded under the
         symbol    INDXF,    and state your shares are traded in Canada under
the symbol    INDS.
         This registration statement is filed in the name of Lowell Farms, Inc., and on page 6 you report a name change and that your securities are traded in Canada under the symbols
         LOWL and LOWL.WT, and in the United States under the ticker symbol
LOWLF.
         Revise to update or clarify this section. Refer to Item 201 of Regulation S-K.
Item 11. Description of Registrant's Securities to be Registered, page 62

17.      Here, you identify    the Company    and Lowell Farms separately, and
described different
         classes of stock associated with each, as well as Sub Class A and Class B Shares of Indus
         Holding Company. This filing is made in the name of Lowell Farms, Inc. Revise this section to describe only the class of securities of Lowell Farms, Inc. to be registered pursuant to Section 12. Refer to Item 11 of Form 10 and Item 202 of Regulation S-K.
         Revise this section to provide all information required by Item 202 of Regulation S-K for only the class of securities to be registered, and eliminate or relocate to a different section of the registration statement any description of stock that is not being registered. Disclose the number of authorized shares of the class being registered.
18.      It appears that in disclosing the    support agreement,    you have
copied verbatim a portion
         of the legal contract, with no explanation. Revise to explain the support agreement, disclosing the material terms, insofar as the support agreement describes the terms of or is materially related to the class of securities you are registering. To the extent this support agreement benefits persons for whom disclosure is required pursuant to
Item 404 of
         Regulation S-K, revise this disclosure to provide the information required by Item 404(a)
         of Regulation S-K, including identifying the related person, and consider disclosing this
 Brian Shure
Lowell Farms Inc.
April 5, 2021
Page 5
       information with other related party transactions.
Signatures, page 71

19. Be certain the appropriate company representative signs and dates the amended filing.
       Refer to Instruction D of Form 10.
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page F-12

20. Please revise to provide a more fulsome discussion of your revenue recognition accounting policy. In this regard, please disclose your accounting policy for each of your revenue streams - owned, agency and distributed - and discuss any differences between these streams, including any principal vs agent considerations. Please also clarify the point in time in which control transfers to the customer and discuss the types of allowances, discounts and rebates that you offer and how you estimate these for purposes of determining your transaction price. Please refer to ASC 606-10-50 for other disclosure considerations.
23. Subsequent Events, page F-31

21.    Please provide us your analysis under Rules 8-04 and 3-05 of Regulation
S-X in
       determining whether financial statements for Lowell Farms are required. Please also provide the pro forma financial information required by Rule 11-01(a)(2) of Regulation S-
       X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracey McKoy at (202) 551-3772 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Jeff Gabor at (202) 551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Shure
                                                            Division of
Corporation Finance
Comapany NameLowell Farms Inc.
                                                            Office of Life
Sciences
April 5, 2021 Page 5
cc:       Kenneth G. Alberstadt, Esq.
FirstName LastName